ANTELOPE ENTERPRISE HOLDINGS LTD.

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attention:	Uwem Bassey Mitchell Austin

August 6, 2024

Re:	Antelope Enterprise Holdings Ltd.
Registration Statement on Form F-1 (File No. 333-279733)
Initially Filed on May 24, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Antelope Enterprise Holdings Ltd. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m., Eastern Time, on August 8, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Edmund Hen Man
Name:	Edmund Hen Man
Title:	Chief Financial Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC